June 10, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Scott Anderegg

Re:	Tuesday Morning Corporation (the “Company”)

Registration Statement on Form S-1 (the “Registration Statement”)

File No. 333-256315

Ladies and Gentlemen:

On behalf of Tuesday Morning Corporation (the “Company”), the undersigned hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the Registration Statement be declared effective at 2:00 p.m., Eastern Time, on Monday, June 14, 2021, or as soon as practicable thereafter.

The Company respectfully requests that you notify Eric A. Koontz of Troutman Pepper Hamilton Sanders LLP by a telephone call to (404) 885-3309 of such effectiveness.

Very truly yours,

TUESDAY MORNING CORPORATION

By:	/s/ Bridgett C. Zeterberg
Name:	Bridgett C. Zeterberg
Title:	Executive Vice President, Human Resources, General Counsel and Corporate Secretary

Tuesday Morning | 6250 LBJ Freeway, Dallas, TX 75240 | Tel. 800.457.0099 |